Exhibit 99.34
CONSENT OF QUALIFIED PERSON
TO:       Securities Commissions of Canada
AND:    Goldcorp Inc.
I, Daniel W. Kappes, prepared portions of the technical report titled Technical Report NI43-101F1, Los Filos Project, Mexico and dated 31 March, 2006 (the “Technical Report”).
I consent to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report in the News Release, issued by Goldcorp Inc., dated September 25, 2006 (the “disclosure”); and
I confirm that I have read the News Release being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.
Dated this September 25, 2006.

/s/ Daniel W. Kappes Daniel W. Kappes, P. Eng., B.Sc., M.Sc.